Mail Stop 3561

January 31, 2008

Mr. Jerry P. Rebel
Chief Financial Officer
9330 Balboa Avenue
San Diego, CA 92123

      Re: **Jack in the Box Inc.**
             Form 10-K for the year ended September 30, 2007
             Filed November 20, 2007
             File No. 001-09390

Dear Mr. Rebel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Linda Cvrkel
               Branch Chief